UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K




               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                          Commission file number 1-3551



             EQUITABLE RESOURCES, INC. EMPLOYEE STOCK PURCHASE PLAN

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)




                            EQUITABLE RESOURCES, INC.

                          One Oxford Centre, Suite 3300
                         Pittsburgh, Pennsylvania 15219


             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

                            EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                                TABLE OF CONTENTS


                                                                Page Reference

Report Of Independent Auditors                                         1

Financial Statements And Schedules

     Statements of Net Assets Available
         for Benefits as of December 31, 1998 and 1997                 2

     Statements of  Changes in Net Assets Available
         for Benefits for the years ended December 31,
         1998, 1997 and 1996                                           3

     Notes to Financial Statements                                   4 - 6

Signature                                                              7

Exhibit

     1.  Consent of Independent Auditors                               8

                         REPORT OF INDEPENDENT AUDITORS



Administrative Committee
Equitable Resources, Inc. Employee Stock Purchase Plan


         We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Employee Stock Purchase Plan (the
Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years ended December 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.





                                                   /s/ Ernst & Young LLP
                                                       Ernst & Young LLP


Pittsburgh, Pennsylvania
March 9, 1999

                            EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                            December 31,
                                                        1998            1997
                                                    ----------------------------

Cash                                                  $   52,396     $   39,327

Investment in Equitable Resources, Inc.
   Common Stock, at fair value (52,376 and
   30,097 shares in 1998 and 1997, respectively)       1,525,444      1,064,681

Contribution Receivable - Employer                         4,097          3,320
                                                    -------------   ------------

Net Assets Available for Benefits                     $1,581,937     $1,107,328
                                                    =============   ============

                             See accompanying notes.


                            EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                          Years Ended December 31,
                                                                 1998               1997            1996
                                                           -------------------------------------------------
Additions to net assets attributed to:
   Contributions:
      Employer                                              $    69,350        $    57,462       $  36,041
      Employee                                                  677,833            517,926         319,946
   Dividend income                                               48,265             26,110           7,828
   Realized gain on sale of investments                           5,006              7,404              40
   Unrealized (loss) gain on investments                       (178,728)           149,793           6,743
                                                           -------------      -------------     -----------

          Total additions                                       621,726            758,695         370,598

Deductions to net assets attributed to:
   Employee withdrawals                                         147,117             63,172             327
                                                           -------------      -------------     -----------

          Total deductions                                      147,117             63,172             327

Net increase in net assets available for benefits               474,609            695,523         370,271

Net assets available for benefits:
   At beginning of year                                       1,107,328            411,805          41,534
                                                           -------------      -------------     -----------

   At end of year                                           $ 1,581,937        $ 1,107,328       $ 411,805
                                                           =============      =============     ===========


                             See accompanying notes.

                            EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


1.       Description of the Plan

         The following description of the Equitable Resources, Inc. Employee Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

         General

         The Plan is an employee stock purchase plan implemented on October 1, 1995 by Equitable Resources, Inc. and subsidiaries (the Company or Companies). Employees of the Company may purchase shares of the Company's common stock at a 10 percent discount through payroll deductions. All nonrepresented employees of the Companies are eligible to participate in the Plan immediately upon employment. Represented employee eligibility is subject to collective bargaining.

         Contributions and Purchase of Stock

         Eligible employees can contribute from 1 to 10 percent of their annual base pay to the Plan on an after-tax basis. No interest will accrue or be payable with respect to any of the payroll deductions of a participant in the Plan. Contributions are initially deposited with Putnam Investments (Trustee) and are used to purchase shares of the Company's common stock in accordance with the provisions set forth in the plan agreement.

         The price of stock purchased for a participant is 90% of the closing price of the stock on the second business day after the close of each monthly period. The Plan holds contributions as cash pending the purchase of shares of the Company's common stock.

         The Company contributes the remaining 10 percent of the stock price and pays fees for the administration of the Plan and any commission charges associated with the purchase of the stock.

         Dividends on Stock

         Dividends on stock are automatically used to purchase additional shares for all participants. Participants may, however, make a written request to receive a cash distribution of dividend payments.

                            EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

1.       Description of the Plan (Continued)

         Sale of Stock

         Participants are required to hold any shares purchased through the Plan for a minimum of one year. Participants may elect withdrawals, subject to the holding period restriction, of shares of stock or cash from the proceeds of sale of shares. Participants are responsible for all costs associated with the sale of stock from their individual accounts. The costs of shares sold are calculated using the "average cost" method.

         Termination of Employment

         Upon termination of the participant's employment for any reason, payroll deductions credited to the participant's account(s) which have not yet been used to purchase stock will be returned to the participant. The participant has the option of either selling the total number of shares in his/her account or receiving a certificate for his/her holdings until a future time of sale. Terminated participants are not permitted to purchase shares through the Plan.

2.       Summary of Significant Accounting Policies

         Investments

         The Equitable Resources, Inc. Common Stock is valued at market price as quoted on the New York Stock Exchange.

         Investments at December 31, 1998 and 1997 are comprised of Equitable Resources, Inc. Common Stock:

                       ---------------------------------------------------------
                                                                   Unrealized
                                      Fair        Original       Appreciation
                        Shares       Value          Cost        (Depreciation)
                       ---------------------------------------------------------

           1998         52,376     $1,525,444    $1,547,051       $ (21,607)
           1997         30,097     $1,064,681     $ 907,560        $157,121

                            EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


2.       Summary of Significant Accounting Policies (Continued)

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       Plan Termination

         Although it has not expressed any intent to do so, the Company has the right to terminate or to amend the Plan at any time. Upon dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of which the Company is not the surviving corporation, participants will be entitled to receive on the last day of the offering period the cash and/or securities determined to be owed as of the date of such transaction.

4.       Income Tax Status of Plan

         It is the  intention  of the  Company  to have the Plan  qualify  under
         Section 423 of the Internal Revenue Code (the Code). The provisions of the Plan have been construed to extend and limit participation in a manner consistent with the requirements of that section of the Code.

                                    SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.









                                              EQUITABLE RESOURCES, INC.
                                            EMPLOYEE STOCK PURCHASE PLAN
                                                   (Name of Plan)




                                     By        /s/ David L. Porges
                                                   David L. Porges
                                              Senior Vice President and
                                               Chief Financial Officer



March 10, 1999

                                    EXHIBIT 1


                         Consent of Independent Auditors


         We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Equitable Resources, Inc. Employee Stock Purchase Plan of our report dated March 9, 1999, with respect to the financial statements of the Equitable Resources, Inc. Employee Stock Purchase Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.




                                          /s/ Ernst & Young LLP
                                              Ernst & Young LLP




Pittsburgh, Pennsylvania
March 9, 1999